'04 JAN 28 AM 7:21

SembCorp Industries

Rule 12g3-2(b) File No. 825109

12 January 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012411

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Linda Hoon Siew Kin (Ms)
Group Company Secretary

Enclosure

dw 1/28

MASNET No. 9 OF 12.01.2004
Announcement No. 9

Rule 12g3-2(b)File No.825109

SEMBCORP INDUSTRIES LTD

Notice Of a Change of Director's Interest in a Related Company

PART I

1. Date of notice to issuer: 12/01/2004
2. Name of Director: Wong Kok Siew

3. Please tick one or more appropriate box(es):

x a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]

PART II

1. Date of change of interest: 12/01/2004
2. Name of Registered Holder: Wong Kok Siew
3. Circumstance(s) giving rise to the interest or change in interest: Others
Please specify details: Exercised of 50,000 options of Singapore Food Industries Limited ("SFI"), a Related Company, pursuant to SFI's Share Option Plan

4. Information relating to shares held in the name of the Registered Holder: -

No. of SFI shares held before the change:	180,000
As a percentage of issued share capital:	0
No. of SFI shares which are the subject of this notice:	50,000
As a percentage of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.55
No. of SFI shares held after the change:	230,000
As a percentage of issued share capital:	0

PART III

1. Date of change of interest:
2. The change in the percentage level: From % to %
3. Circumstance(s) giving rise to the interest or change in interest:

**4. A statement of whether the change in the percentage level is the result of a transaction or
a series of transactions.**

PART IV

1. Holdings of Director, including direct and deemed interest: -

	Direct	Deemed
No. of SFI shares held before the change:	180,000	0
As a percentage of issued share capital:	0	0
No. of SFI shares held after the change:	230,000	0
As a percentage of issued share capital:	0	0

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 12/01/2004 to the SGX